UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                           AMENDMENT NO.1 TO FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                  SCHIMATIC Cash Transactions Network.com, Inc.
                  ---------------------------------------------
                  Name of Small Business Issuer in its charter

                                     Florida

                                     -------
                         (State or other jurisdiction of
                         incorporation or organization)

                                   88-0415947

                                   ----------
                     (I. R. S. Employer Identification No.)

                         205 West 700 South, Suite 200,
                            Salt Lake City, UT 84101

                            ------------------------
                    (Address of principal executive offices)
                                 (801) 355-0066
                                 --------------
                           (Issuer's telephone number)

         Securities to be registered pursuant to Section 12(b) of the Act.

                          Common Stock, $.001 par value
                          -----------------------------
                              (Title of each class)

                        OTC Bulletin Board (Symbol: SCTN)
                        ---------------------------------
                   (Name of each exchange on which registered)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27(a) OF THE SECURITIES ACT OF 1933 AND SECTION 21(e) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. AS A RESULT OF CERTAIN FACTORS DESCRIBED BELOW AND ELSEWHERE IN THIS REGISTRATION STATEMENT, AND OTHER FACTORS, ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THOSE FORWARD-LOOKING STATEMENTS.

Note: The Company has elected to follow Disclosure Alternative 3 in preparation of this Registration Statement

                                     PART I

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ITEM 1: DESCRIPTION OF BUSINESS

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General

         The Company. Schimatic Cash Transactions Network.com, Inc. ( the "Company" or "SCTN" ) Company is in the business of providing smart card solutions for the loyalty transaction needs in the retail and financial industries, e-commerce markets and an emerging internet world. Through its proprietary patented technology and its custom-designed database, LoyaltyCentral.com(TM) , the Company proposes to become a processing center and repository for loyalty programs worldwide.

         The  Company  is  a  development-stage   Company  with  no  significant
operating revenues to date.

         The Patent. The Company owns US patent No. 5,806,045, issued on September 8, 1998. ( the "Patent" ).In October 1999, the Patent was issued in Australia ( No. 703349 ) and is currently pending in Canada, Japan, and Mexico.

         The Patent covers smart card and loyalty methodology designed to promote a common platform for all loyalty applications. This platform encompasses any and all loyalty programs that begin with or incorporate a smart card initiated transaction. A loyalty award includes any incentive, discount, award or rebate. The industry refers to loyalty programs generally as "cause related marketing" or more simply as "value add". Possession of the Patent and using it to promote a common loyalty platform to the industry gives the Company a decided market advantage. Standardizing the loyalty platform promises cost efficiencies to banking, finance, and commerce.

         The Patent covers a methodology independent of the technology in which it happens to reside. This technology allows data to be compiled, compared and manipulated in many ways. The patent applies to a process or methodology for manipulating the data. That methodology promotes consumer loyalty in processing financial transactions such as purchases.The Patent is broadly applicable to any loyalty award program that operates by means of a smart card or any portable electronic device such as palm tops, lap tops, or cellular telephones. Thus as loyalty program technology evolves, the Patent's methodology will continue to cover the inevitable evolution from smart cards to the next generation of smart portable devices.

         The Patent applies to a dynamic allocation process. This is a process by which transaction data is recorded, stored, accessed and combined to create useful information. The Patent applies to all of these database management functions. Specifically, there are four types of loyalty data stored on the database: value allocation, value redemption, transaction recording and various demographic data. The Patent applies to loyalty transactions that are acquired or redeemed in these database management functions from one or more loyalty programs.

         The Database. Beginning in 1997 with the support of IBM the Company developed a robust, flexible, and scalable DB2 database for back-end loyalty and charity transaction processing. This database, now known as "LoyaltyCentral.com "(TM), is capable of processing transactions involving virtually any electronic medium. The database allows for front-end and back-end interfaces, where multiple retailers can split payments to multiple beneficiaries, whether card-holders or charitable organizations. The database also allows data capture and demographic profiling for use and sale in targeted marketing programs.

         LoyaltyCentral.com(TM)   enables  the  integration  and  processing  of
diverse transactions, ranging from internet-based loyalty programs to POS (Point of Sale) loyalty redemption using a smart card.

         In July 1999, the Company acquired IC One, Inc., a Salt Lake City based developer of "smart card" technologies. IC One, Inc. is now a wholly-owned subsidiary of the Company which now operates its new acquisition directly. The Company is now doing business as "IC One" and plans to change its name to "IC One, Inc." References throughout this document to the "Company" include IC One, Inc.

THE NATURE OF PRODUCTS OR SERVICES OFFERED:

         The Company's  products and services include:  (1) patent marketing and
licensing;   (2)  patent  protection  of  intellectual   property;  (3)  loyalty
transaction processing, (4) database management and (5) demographic sales.

         On August 5, 1999, SCTN concluded an agreement in principle with IBM to pursue partnership arrangements for smart card deployment worldwide.

         Present contracts include eExpo and Rent Smart.

eExpo Project

         eExpo (Electronic Exposition Information Technologies, Inc. ), is an information technologies and services provider to the trade show, convention and training industries. Its services include trade show management, exhibition, transportation, hospitality, entertainment, computing, communications and educational functions.

         On November 17, 1999, the Company and eExpo signed a contract granting the exclusive worldwide rights to the IC Kids Card(TM) Program under the Patent. This contract allows eExpo to provide smart cards, smart card readers, cash handling, information processing and data management to the educational, exhibition and trade show industries.

         The project builds upon the success of the IC Kids Card(TM)Program currently running in Utah. eExpo has engineered a leading edge concept utilizing smart cards based on the SCTN loyalty patent. This concept will provide free computers and educational software (K-12) to smart card carrying consumers. This educational program requires that the consumer attain a specified monthly spending amount in order to receive the free computer.

         eExpo has issued a Request For Proposal (RFP) to support the roll-out and distribution of 28 million smart cards. Distribution is planned over 36 months. This program is called "eduSmartCard". It will feature loyalty with a stored value purse for payment at both participating merchants and internet retailers. The card will also feature electronic allocation for storing and redeeming incentives off the card at participating retailers. Future plans are being made for credit and debit functionality.

         The Company is approaching celebrities and politicians to endorse the program because of the potential it may provide in funding education technology requirements through the private sector.

         The Company believes that the philanthropic and humanitarian features of this program provide the necessary incentives to overcome the retailer's resistance to the cost of implementation. eExpo expects success demonstrated by the commitment from corporate America through their paid advertising on the card. This advertising covers the cost of the smart cards and the card reader devices.

RentSmart Project

         The Company concluded a contract on August 6, 1999 with Global Capital Limited and RentSmart. RentSmart is a rental publication company based in Las Vegas, NV. The project specifies the deployment of smart cards and internet ready set top boxes for a minimum of 1.5 million rental units over the next 36 months.

       The RentSmart project is currently in the first phase of development.SCTN has formed strategic alliances with a number of companies that bring valued pieces to the project. Each of the companies involved is in different stages of development on the applications that they bring to this project. The plan includes a pilot roll out during the calendar year 2000. The pilot program will center on an 860-unit apartment community in the city of Las Vegas, NV. Additional sites for the program will be determined based on a successful pilot. The pilot program creates a community environment where the end user will be able to shop with local merchants, pay apartment rent, and order video-on-demand through his/her set-top box. In addition to the extensive local content they will also be able to access the internet, send and receive e-mail, and communicate with apartment management by the use of a smart card and set top box located in their apartment. Additional features will be added at a later date.

         SCTN brings to the project the critical and integrating feature of loyalty with its patented smart card methodology. The end user can pay rent, order pizza from a local merchant, then order a video on demand to be viewed from the comfort of his/her apartment, all the while earning loyalty points that are being stored on the smart card. These loyalty points are redeemable at local and participating merchants and LoyaltyCentral.comTM for goods and services. The value-add to the consumer will promote usage of the card and convenience. The Company believes that paying rent through smart cards will bring enormous dividends to landlords by automatically depositing payments directly into the landlord bank account. Decreased turnover in the apartment community will bring a financial value to the apartment management companies involved in this program. New features and transactions will be developed to provide additional revenue streams in subsequent phases.

R & D Expenses

         Since Inception in 1997 through September 30, 1999 the Company has spent approximately $2,117,000 on Company-sponsored research and development.

Strategic Alliances

         The Company's further development is dependent upon the establishment of several strategic alliances ("Key Alliances").Due to the comprehensive nature of the Patent, smart card, and e-commerce technology in general, the Company hopes to tap into a rich supply of alliances. The following are a few of the major alliances currently in place:

         The IBM Relationship. Beginning in late 1997, IC One and IBM developed a series of robust, complex, and scalable databases for IC One's back-end processing. The architecture of these databases allows for an almost unlimited number of front-end and back-end interfaces. Using these databases, multiple retailers can split payments to multiple beneficiaries. Moreover, the databases allow significant data capture and mining for retailers and targeted marketing programs. The IC One back-end processing capability allows the user to analyze and to manipulate information in virtually unlimited ways, providing valuable and easily and cheaply accessible demographic data and financial information.

         On August 5, 1999, IBM and the Company announced an agreement to jointly market solutions in the international smart card and loyalty arenas. This is evidence of an expanding IBM relationship, due in part to a patent evaluation performed by IBM, in addition to the growing commitment of both companies to the idea of a strategic alliance to gain market share and revenues.

IBM has been involved with the Company since that time in the negotiation of marketing contracts and in exchange of technical personnel and expertise. The Company is confident that, going forward, the IBM relationship will be a source of increasing value and resources.

Personnel

The Company currently has 16 employees, all of whom are full time. The Company's Board of Directors currently includes three members who are employees of the Company, and two who are not. The Board is seeking an additional director and it is anticipated that the Company will hire additional employees as growth demands. The Company expects to use the services of third parties to develop and host its products for the immediate future.

ITEM 2.   MANAGEMENT DISCUSSION AND THE ANALYSIS OF PLAN OF OPERATION

--------------------------------------------------------------------------------

OVERVIEW

         The following discussion should be read in conjunction with the Financial Statements of the Company and the Notes thereto appearing elsewhere herein.

         The Company`s financial condition and results of operations reflect that it is a start-up company in the process of attempting to build a base of service to add value to it's potential customers. Revenues to the date of the financial statements have been nominal due to the Company's focus on preparing to get this base of services ready for the market.

         During the period ended September 30, 1999 the Company acquired IC One, Inc. IC One, Inc. was purchased for the potential of using IC One's patent in conjunction with SCTN's pool of talent.

         The Company has completed test markets to verify the viability of its software and loyalty system and is now in a position to market the process and software to merchants, debit and credit card issuers and banks.

Plan of Operation

1. SCTN will be unable to meet its cash requirements for the next twelve months without raising additional funds through debt and/or equity investments. The Company's projections indicate that it will need at least $10,000,000 in additional capital before it begins to earn enough revenue to meet current needs.

2. Internal sources of liquidity include the expected cash flow on two contracts the Company has entered into that are to become operational this summer. Additionally the Company expects to raise funds through borrowings and the sale of additional securities. There is no assurance that these expectations will prove to be successful.

3. The Company entered into a transactions to purchase a building for $900,000.00 in December 1999. This is a step transaction in that the company first purchased 34% of the building and intends to acquire the balance of the building at a later date. It is paying for the building by issuing stock in lieu of cash. The Company intends to occupy the building in the second quarter of 2000 and use it as its headquarters.

4. The Company will be adding ten to twenty new employees in this calendar year to meet its needs under the two contracts that will become operational.

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ITEM 3.  DESCRIPTION OF PROPERTY

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         On December 30,  1999,  the Company  completed  the purchase of a newly renovated, fully leased 10,000-square foot office building located at 740 East 3900 South, Salt Lake City, UT 84107, a portion of which the Company plans to occupy beginning in second quarter 2000. Until January 2001, the Company will own 34% of the building, after which the Company intends to acquire the balance of the building at which time it will own 100%. With the monthly offset of income generated from other tenants in the building, the Company expects to realize an initial annual savings of more than $80,000 over its previous lease payment obligation. The Company will initially occupy 4,000 square feet and relocate additional tenants in the future as growth requires and as tenant leases expire. The Company believes the space available will be sufficient for its needs for at least the next two years.

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ITEM 4:    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND   MANAGEMENT

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         The  following  table sets forth the record  ownership of the Company's
Common Stock (the  Company's  only class of stock) as of December 31, 1999 as to
(i) each person or entity who owns more than five percent  (5%^) of any class of
the  Company's  Securities   (including  those  shares  subject  to  outstanding
options), ( ii) each person named in the table appearing in "Remuneration of Directors and Officers", and ( iii) all officers and directors of the Company as a group.

NAME & ADDRESS                              SHARES OWNED        PERCENT OF CLASS

--------------------------------------------------------------------------------
David J. Simon                               1,067,478                 1.67%
President, CEO and Chairman
205 West 700 South
Salt Lake City, UT  84101

Doug Lloyd                                   1,580,071                 2.48%
11471 South Canton Court
Sandy, UT 84092

Peter J. Bennee                              2,090,065                 3.27%
Corporate Secretary and Director
205 West 700 South
Salt Lake City, UT 84101

Paul E. Christensen                          1,512,622                 2.37%
Director
205 West 700 South
Salt Lake City, UT 84101

Jim Biorgi                                  11,503,138                 18.20%
888 Heartwood Circle
Fruit Heights, UT 84037

Nathan Welch                                 3,872,872                  6.07%
1125 North 1050 East
Orem, UT 84097

OFFICERS & DIRECTORS AS A GROUP              6,250,236                  9.79%


         To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, subject to community property laws where applicable. The above referenced number of shares does not include shares available upon exercise of the options described in the table below.

         Other than Common Stock, the Company has no class of voting or non-voting stock outstanding.

         The following table sets forth the options, warrants and other rights to purchase the Company's Common Stock (the Company's only class of voting stock) as of December 31, 1999, as to i) each person or entity who owns more than five percent (5%) of any class of the Company's Securities (including those shares subject to outstanding options), ii) each person named in the table appearing in "Remuneration of Directors and Officers", and iii) all officers and directors of the Company as a group.

OPTIONS:

TITLE AND AMOUNT OF SECURITIES CALLED FOR BY OPTIONS, WARRANTS OR EXERCISE.

NAME & TITLE      RIGHTS   SHARES                    PRICE             EXP. DATE

--------------------------------------------------------------------------------
David Simon      OPTION   6,778,000                  $0.15            11/30/02
Chairman/CEO

OFFICERS & DIRECTORS
AS A GROUP                6,778,000

NOTE: Pursuant to an agreement with R&D Technology prior to the IC One merger, Mr. Simon has been issued options for 6,778,000 shares of the Company's common stock. The original agreement, dated November 1, 1998 and ratified by the Board of the Company on November 11, 1999, was for 2,000,000 shares of R&D stock at $0.50 per share. These numbers have been adjusted, per the agreement, by factors of 2.1309 and 1.5904 for the R&D/STI and SCTN/IC One mergers, respectively, for a net factor of 3.389.

NOTE: Each Current Director also receives 5000 shares of Common Stock of the Company for each month of service, beginning with the month of November, 1999.

These shares are as yet unissued.

NOTE:   The Company has a stock option plan in effect:

On December 8th 1999, the Company adopted the 1999 Employee Stock Option Plan, (the "Plan"). The Plan is administered by a committee (the "Committee") consisting of the Board of Directors or a committee of the board. Under the Plan, the Committee may grant stock options, which may be incentive stock options ("ISO's") as defined in the Internal Revenue Code, stock awards or options which do not qualify as ISO's to employees and officers. All employees of the Company are eligible to participate in the Plan. A maximum of 1,250,000 shares, subject to adjustment for certain events of dilution, are available for grant under the Plan. During 1999 the Company did not grant any shares under the Plan. In early 2000 the Company granted options to purchase an aggregate of 1,250,000 shares of Common Stock, including options to purchase 500,000 shares granted to executive officers and directors at $0.80 per share, exercisable through February, 2005.

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ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND  CONTROL PERSONS

--------------------------------------------------------------------------------

         Set forth below is information regarding the directors and executive officers of the Company. The Company has no other significant employees besides those described below, and there are currently no other persons under consideration to become directors or executive officers of the Company.

NAME                                AGE            POSITION

-------------------------------------------------------------------------------
David J. Simon                      51             Chairman

Jim Williams                        53             President, CEO. Director
Richard Hauge                       53             Senior V.P., Director
Peter J. Bennee                     47             Director, Corporate Secretary
Paul E. Christensen                 56             Director

David J. Simon, Chairman

         Mr Simon has been a Director since November, 1998, Chairman since May, 1999, and CEO since November, 1999. Mr. Simon began his career as a computer programmer in 1966. He has programmed, designed, developed, maintained, architected, and managed applications and systems in many diverse industries including banking, healthcare, manufacturing, stock exchange, and telecommunications.

         Mr. Simon has worked as an employee and consultant for many prestigious organizations including PacifiCare Health Systems, the Pacific Stock Exchange, Bank of America, Security Pacific National Bank, USWest Network Systems, Seattle First National Bank, Electronic Data Systems, and several US government defense organizations.

         Key accomplishments include pioneering real-time systems for the banking industry, development and implementation of the first client/server, on-line transaction processing system for a major healthcare company's core application, and successfully managing the consolidating more than 40 savings and loans and credit unions into a single data center.

         A major California firm selected Mr. Simon as System Architect and Technical Lead for a confidential feasibility study for processing the bank's primary business in a real-time mode against a consolidated, relational database. This benchmark represented the largest (processing power) staged evaluation of capabilities in the history of the industry. He was responsible for determining the evaluation criteria, managing the resources of the bank and its vendor(s), analyzing vendor results and reporting the results of the benchmark to the bank's executive management.

Jim Williams, President, CEO, Director

         Mr. Williams has been a Director since November, 1999. He has over 30 years experience in Information Technology Management in the Financial Service and Health Care Industries. His information systems experience encompasses the design, implementation and support of both large scale, high volume and distributed (client server) transaction processing systems. For the past seven years he has served as Chief Information Officer and Senior Vice President of one of the nation's leading health care services companies, PacifiCare Health Systems. PacifiCare is a Company with 8,900 employees, 3.7 million members and annual revenues of $10 billion, where he directs the activities of Systems Development, Data Center Operations, Voice and Data Telecommunications and Office Services. He also serves as a member of PacifiCare's Senior Council, which sets Company direction. Other previous positions include senior vice-president, information services, posts with Sanwa Bank, Merchants National Bank & Trust Company, Security Pacific Automation Co., and Citibank.

Peter J. Bennee, Director and Corporate Secretary

         Mr. Bennee has been Secretary since September, 1999, and a Director since November. Mr. Bennee was formerly President & CEO of The Regent Group, a commercial investment real estate Company; Chairman & CEO of Hawaii Federal
Mortgage Corporation; and Co-Founder and President of AlphaMation, Inc., a sight, sound and motion simulation Company, prior to joining IC One in 1996.

Paul Christensen, Director

         Mr. Christensen has been a director since September, 1999. He has been instrumental in introducing the Company to many of its current investors. He is currently the managing member of WESPAC Holdings L.C., which develops Marriott and Hampton Inn Hotels. He has had over 30 years of real estate experience, logging over $60 Million in sales. He has served as Vice President of the largest residential real estate sales Company in Hawaii, and has specialized in all phases of commercial and residential real estate in the U.S. and around the world. Mr. Christensen has a Master's Degree in Accounting with a specialty in taxes.

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ITEM 6: EXECUTIVE COMPENSATION

--------------------------------------------------------------------------------

The following table sets forth the current annual salaries of i) each of the Company's three highest-paid officers and ii) the Company's officers or directors as a group:

NAME OR IDENTITY OF GROUP          TITLE                           COMPENSATION

David Simon                        Chairman                           $ 120,000
Jim Williams                       President/CEO                        120,000
Peter Bennee                       Corporate Secretary, Director         96,000

TOTAL SALARIES FOR THE YEAR 1999 OF OFFICERS

AND DIRECTORS AS A GROUP                                               $ 294,000

1) The Company's group life, health, hospitalization and other employee benefits do not discriminate scope, terms, or operations in favor of officers or directors and are available generally to all salaried employees.

2) Each Current Director also receives 5000 shares of Common Stock of the Company for each month of service, beginning with the month of November, 1999. These shares are as yet unissued.

Stock Option Plan. The Company has a stock option plan in effect.

On December 8th 1999, the Company adopted the 1999 Employee Stock Option Plan, (the "Plan"). The Plan is administered by a committee (the "Committee") consisting of the Board of Directors or a committee of the board. Under the Plan, the Committee may grant stock options, which may be incentive stock options ("ISO's") as defined in the Internal Revenue Code, stock awards or options which do not qualify as ISO's to employees and officers. All employees of the Company are eligible to participate in the Plan. A maximum of 1,250,000 shares, subject to adjustment for certain events of dilution, are available for grant under the Plan. During 1999 the Company did not grant any shares under the Plan. In early 2000 the Company granted options to purchase an aggregate of 1,250,000 shares of Common Stock, including options to purchase 500,000 shares granted to executive officers and directors at $0.80 per share, exercisable through February, 2005.

Other Compensation Arrangements. The Company currently has 17 employees, all of whom are exempt employees, whose annual salaries range from $18,000 to $102,000 and who also receive standard coverage health care insurance and participation in an Employee Stock Option Plan described above.

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ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

--------------------------------------------------------------------------------

     There have been no transactions by the Company since its inception or which are recently proposed in which (i) any Company director, officer, promoter or greater than 10% shareholder (or a relative or spouse thereof, or any relative of such a spouse) has or is to have a direct or indirect interest and (ii) the amount exceeds $50,000.

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ITEM 8: DESCRIPTION OF SECURITIES

--------------------------------------------------------------------------------

         The Company's Articles of Incorporation, as amended, authorize the Company to issue 200 million shares of Common Stock, par value $.0001 per share. As of December 31, 1999, there were 63,390,278 shares of Common Stock of the Company issued and outstanding. On all matters submitted to a vote of the shareholders, each holder of Common Stock has the right to one vote for each share held of record. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have no preemptive rights and no right to convert their Common stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock, and all outstanding shares of Common Stock are fully paid and non-assessable.

         Florida law does not require shareholder approval for the issuance of authorized but unissued shares of Common Stock. Such issuances may be for a variety of corporate purposes, including future private and public offerings to raise additional capital or facilitate corporate acquisitions.

                                     PART II

--------------------------------------------------------------------------------
ITEM 1: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

--------------------------------------------------------------------------------

         At the present time, the Company's Common Stock trades on the National Association of Securities Dealers Automated Quotation service as an Over-the-Counter Bulletin Board (OTCBB) Company, Symbol: SCTN . This quotation forum's prices represent quotations between dealers, without adjustment for retail mark-up, mark-down, or commission, and do not necessarily represent actual transactions.

         The High and Low Bid Prices for the Company's Common Stock on the OTCBB for each quarter of the last two fiscal years of the Company are as follows

          1998                    High Bid               Low Bid

                                 --------               -------
           IVQ                   $6.625                   $1.875

          1999

           IQ                    $4.00                    $1.25
           IIQ                   $2.50                    $0.50
           IIIQ                  $4.375                   $2.75
           IVQ                   $3.375                   $0.875

           2000

           IQ                    $5.25                    $0.875

         The Company has not paid any cash dividends on its Common Stock and anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business. As of December 31, 1999, the number of record holders of the Company's Common Stock was 265.

--------------------------------------------------------------------------------
ITEM 2: LEGAL PROCEEDINGS

--------------------------------------------------------------------------------

None

--------------------------------------------------------------------------------
ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTS

--------------------------------------------------------------------------------

None

--------------------------------------------------------------------------------
ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

--------------------------------------------------------------------------------

         The Company engaged in the following sales of unregistered securities during the past three years:

         Acquisition of R&D Technology. The Company was incorporated in Florida as Apple Tree Capital Corp. on October 4, 1996 and remained essentially inactive until, effective November 18, 1998, it changed its name to Schimatic Cash Transactions Network.com, Inc. In connection with this transaction the Company issued 3,500,000 shares of its Common Stock to 120 individual shareholders who had individually agreed to exchange their shares in R & D Technology, Inc., a privately held company. No commissions or other remuneration were paid by the Company in connection with these transactions. There was no corporate vote taken and no form of general solicitation or advertising was employed. All securities were issued with restrictive legends prohibiting further transfer without registration or proof of exemption. The transactions were exempt from the registration requirements of the 1933 Act by virtue of Section 4(2) thereof.

         Shares Issued for Services. During the period from inception through September 30, 1999, the Company issued from time to time an aggregate of 6,813,490 shares of restricted Common Stock to 33 individuals and entities in exchange for services rendered. During the period from October 1, 1999 through December 31, 1999, the Company issued an aggregate of 6,990 shares of restricted Common Stock to 7 individuals and entities in exchange for services rendered. The services included programming and computer related services, legal, financial, consulting, public relations and similar services. All securities were issued with restrictive legends prohibiting further transfer without registration or proof of exemption. The issuance of these shares was exempt from the registration requirements of the 1933 Act by virtue of Section 4(2) thereof.

         Shares Issued for Cash. During the period February 26, 1997 through December 31, 1997, IC One, Inc. issued 3,299,454 shares of common stock for an aggregate consideration of $932,882 in cash. During the period January 1, 1998 through December 31, 1998, the Company issued 5,732,546 shares of common stock for an aggregate consideration of $1,626,518 in cash. These shares were tendered to the Company in connection with the IC One acquisition described below. During the period January 1, 1999 to September 30, 1999, the Company issued an aggregate of 184,000 shares of restricted Common Stock to 6 individuals and firms in exchange for an aggregate of $51,500 cash. During the period October 1, 1999 to December 31, 1999, the Company issued an aggregate of 229,865 shares of restricted Common Stock to 14 individuals and firms in exchange for an aggregate of $155,650 cash. No form of general solicitation or advertising was employed. During this period there was an additional 875,000 shares issued for previously existing debt. These shares were issued by the Company through its officers and employees who received no special compensation therefor. Proceeds were used for working capital. The issuance of these shares was exempt from the registration requirements of the 1933 Act by virtue of Section 4(2) thereof.

     Acquisition of IC One In May, 1999 several major shareholders of IC One, Inc., a privately held Company, agreed to exchange their shares for shares of the Company's Common Stock. This exchange was not embodied in any plan of merger or consolidation under state law. In June - August 1999, the major shareholders of IC One, a private company (who then owned no shares of the Company) solicited offers from approximately 30 of their fellow IC One shareholders to increase the total shares exchanged above the stated threshold level. No form of general solicitation or advertising was employed. While meetings were held to discuss the transactions, no formal vote of shareholders to take corporate action on any plan was ever solicited or obtained. Each shareholder tendered shares by way of a written consent. By the end of July 1999, tenders of 30,826,087 IC One Shares by 36 shareholders had been obtained, and the Company commenced to close the transaction on or about August 1, 1999, by obtaining transfer to the Company of certificates for IC One Common Stock. On August 17, 1999, the Company issued certificates for 23,394,530 shares of its Common Stock to the former IC One shareholders who had tendered their shares. Effective August 18, 1999 IC One, Inc. was merged into the Company. From August through December, 1999 the Company issued an additional 19,005,470 shares of its Common stock to the remaining former IC One shareholders. There was no form of general solicitation. No commissions or other remuneration were paid by the Company in connection with these transactions. All securities were issued with restrictive legends prohibiting further transfer without registration or proof of exemption. The transactions were exempt from the registration requirements of the 1933 Act by virtue of Section 4(2) thereof.

     Stock Dividend. In July, 1999, the Company issued an aggregate of 4,788,678 shares of restricted Common Stock to 161 individuals and firms as a stock dividend. The purpose of this distribution was to protect existing stock ownership from dilution as a result of the IC One acquisition. No promotion or any form of advertising was employed. These shares were issued by the Company through its officers and employees who received no special compensation therefor. The issuance of these shares was exempt from the registration requirements of the 1933 Act by virtue of Section 4(2) thereof.

     Purchase of Building. On December 30,1999 the Company issued 420,000 shares of its Common stock to 3 individuals and entities in connection with its purchase of a building (see above under "Properties"). No commissions or other remuneration were paid by the Company in connection with these transactions. All securities were issued with restrictive legends prohibiting further transfer without registration or proof of exemption. The transactions were exempt from the registration requirements of the 1933 Act by virtue of Section 4(2) thereof.

     Loans by Shareholders The Company obtained short term loans from 4 shareholders during 1999 in the amount of approximately $540,325. These loans are due in 1 year and bear interest at 10%. The purpose of these loans was to provide working capital. These loans were issued by the Company through its officers and employees who received no special compensation therefor. The issuance of these shares was exempt from the registration requirements of the 1933 Act by virtue of Section 4(2) thereof.

--------------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

The Company's bylaws provide for indemnification of directors and officers to the full extent provided by law.

 Section 607.0850 of the Florida Corporation Law, under which the Company is incorporated, provides in essence that a corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

                                    PART F/S

--------------------------------------------------------------------------------
                          INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Please see page F - 1 of Exhibits.

                  SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC.

                                D/B/A IC ONE, INC

                        (A Development Stage Enterprise)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                      INDEX

                                                                            Page
                                                                          Number

                                                                       ---------

INDEPENDENT AUDITORS' REPORT                                                 F-2

CONSOLIDATED FINANCIAL STATEMENTS

         Balance Sheet                                                       F-3

         Statements of Operations                                            F-4

         Statements of Shareholders' Equity                                  F-5

         Statements of Cash Flows                                            F-6

         Notes to Financial Statements                                 F-7--F-12

                          INDEPENDENT AUDITORS' REPORT

         Board of Directors and Stockholders
         Schimatic Cash Transactions Network.com, Inc.

                  We have audited the accompanying consolidated balance sheet of Schimatic Cash Transactions Network.com, Inc. (A Development Stage Enterprise) as of December 31, 1999 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years ended December 31, 1999 and 1998 and for the period February 26, 1997 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, the consolidated financial position of Schimatic Cash Transactions Network.com, Inc. (A Development Stage Enterprise) as of December 31, 1999 and the consolidated results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period February 26, 1997 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

                  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred losses of $9,793,000 since inception. Additionally, the Company had a working capital and a total capital deficiency of approximately $2,854,000 and $2,236,000 at December 31, 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 2 to the financial statements. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

                                          /s/ Feldman Sherb Horowitz & Co., P.C.
                                              Feldman Sherb Horowitz & Co., P.C.
                                              Certified Public Accountants

         New York, New York
         March 28, 2000

        SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. d/b/a IC ONE, Inc.
                        (A Development Stage Enterprise)

                           CONSOLIDATED BALANCE SHEET
                                December 31, 1999

                                     ASSETS


CASH                                                                $    6,002

PROPERTY AND EQUIPMENT,  less accumulated
     depreciation and amortization of $164,426                         178,212

PATENTS, net of accumulated amortization of $6,496                      40,358

INVESTMENT IN REAL ESTATE JOINT VENTURE                                400,000
                                                                    ------------
                                                                    $  624,572
                                                                    ============

                     LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
     Accounts payable                                              $  1,667,415
     Accrued expenses and other liabilities                             477,684
     Notes payable                                                      375,000
     Loans payable - shareholder                                        340,325
                                                                    ------------
         TOTAL CURRENT LIABILITIES                                    2,860,424
                                                                    ------------

COMMITMENTS AND CONTINGENCIES
                                                                             -
SHAREHOLDERS' DEFICIT:
     Common stock -  $.001 par value; 200,000,000 shares
         authorized; 63,390,278 shares issued and outstanding.           63,390
     Additional paid-in capital                                        8,834,431
     Deficit accumulated during the
         development stage                                          (11,133,673)
                                                                    ------------
TOTAL SHAREHOLDERS' DEFICIT                                          (2,235,852)
                                                                    ------------

                                                                   $    624,572
                                                                    ============



                 See notes to consolidated financial statements
                                       F-3

        SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. D/B/A IC ONE, INC.

                        ( A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                                   February 26, 1997
                                                                                                                      (Inception)
                                                                                 Year Ended         Year Ended          through
                                                                                 December 31,       December 31,        December 31,
                                                                                    1999                1998               1999
                                                                                --------------    --------------      --------------


REVENUES:                                                                       $           -      $          -       $          -

COSTS AND EXPENSES:

     Research and development                                                       1,313,577         1,450,186           3,014,352
     Selling, general and administrative                                            2,027,943         1,499,841           4,490,922
     Interest expense                                                                 238,928            35,386             283,314
     Depreciation and amortization                                                     85,811            76,100             170,922
     Loss on settlement of vendor liability                                         1,533,333                 -           1,533,333
                                                                                --------------    --------------      --------------
         TOTAL COSTS AND EXPENSES                                                   5,199,592         3,061,513           9,492,843
                                                                                --------------    --------------      --------------
LOSS BEFORE EXTRAORDINARY ITEM                                                     (5,199,592)       (3,061,513)         (9,492,843)

EXTRAORDINARY ITEM - LOSS ON

         EXTINGUISHMENT OF DEBT                                                      (300,000)                -            (300,000)
                                                                                --------------    --------------      --------------
NET LOSS                                                                        $  (5,499,592)    $  (3,061,513)      $  (9,792,843)
                                                                                ==============    ==============      ==============



NET LOSS PER SHARE - BASIC AND DILUTED:

LOSS BEFORE EXTRAORDINARY ITEM                                                  $       (0.15)    $       (0.72)      $       (0.70)

EXTRAORDINARY ITEM                                                                      (0.01)                -               (0.02)
                                                                                --------------    --------------      --------------

NET LOSS - BASIC AND DILUTED                                                    $       (0.16)    $       (0.72)      $       (0.72)
                                                                                ==============    ==============      ==============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                         33,966,498         4,258,212          13,588,132
                                                                                ==============    ==============      ==============










                 See notes to consolidated financial statements

        SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. D/B/A IC ONE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                                                                  Additional
                                                           Common Stock             Paid-in         Accumulated
                                                    --------------------------
                                                     Shares             Amount      Capital           Deficit            Total
                                                    -----------    -----------   -----------        -----------       -----------


BALANCE - February 26, 1997                                               -             -                 -                    -

     Issuance of shares for cash                     3,299,454     $    3,299    $  929,583                 -         $     932,882

     Net loss                                                -              -             -          (1,231,738)         (1,231,738)
                                                    -----------    -----------   -----------        ------------       -------------

BALANCE - December, 1997                             3,299,454          3,299       929,583          (1,231,738)           (298,856)

     Issuance of shares for:

     Cash                                            3,522,724          3,523     1,622,995                   -           1,626,518


     Acquisition of R&D Technology, Inc.             2,229,822          2,230        (2,230)                  -                   -

     Net loss                                                -              -             -          (3,061,513)         (3,061,513)
                                                    -----------    -----------   -----------        ------------       -------------

BALANCE -  December 31, 1998                         9,052,000          9,052     2,550,348          (4,293,251)         (1,733,851)

     Issuance of shares  for :

     Cash                                              831,788            831     1,332,017                   -           1,332,848

     Debt                                            2,003,624          2,004     3,316,883                   -           3,318,887

     Services                                        6,819,990          6,820       344,007                   -             350,827

     Stock dividend                                  4,788,678          4,789     1,336,041          (1,340,830)                  -

     Acquisition of IC One, Inc.                    42,400,000         42,400      (447,371)                  -            (404,971)

     Investment in real estate joint venture           420,000            420       399,580                                 400,000

     Shares contributed to treasury
             and cancelled                          (2,925,802)        (2,926)        2,926                   -                   -


     Net loss                                                -              -             -          (5,499,592)         (5,499,592)
                                                    -----------    -----------   -----------      --------------     ---------------

BALANCE -  December  31, 1999                       63,390,278     $   63,390   $ 8,834,431       $ (11,133,673)       $ (2,235,852)
                                                    ===========    ===========    ===========      ==============     ==============















                 See notes to consolidated financial statements.

        SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. D/B/A IC ONE, INC.

                        ( A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                                                                                                                   February 26, 1997
                                                                                                                        (Inception)
                                                                   Year Ended                Year Ended                       to
                                                                   December 31,              December 31,               December 31,
                                                                      1999                      1998                        1999
                                                                 ---------------            -------------            ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:

     Net loss                                                    $   (5,499,592)            $ (3,061,513)            $   (9,792,843)
     Adjustments to reconcile net loss to net cash
         used in operating activities:

            Depreciation and amortization                                85,811                   76,100                    170,922
            Stock issued for services                                   350,827                        -                    350,827
            Loss on extinguishment of debt                              300,000                        -                    300,000
            Loss on settlement of vendor liability                    1,533,333                        -                  1,533,333

     Changes in assets and liabilities:

         Increase in inventory                                                -                        -                          -
         Decrease in other assets                                        30,018                   30,000                          -
         Increase in accounts payable and accrued expenses            1,424,964                  956,583                  3,566,007
                                                                 ---------------            -------------            ---------------

NET CASH USED IN OPERATING ACTIVITIES                                (1,774,639)              (1,998,830)                (3,871,754)
                                                                 ---------------            -------------            ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:

         Acquisition of property and equipment                          (48,290)                (112,424)                  (342,638)
         Acquisition of patents                                         (15,079)                                            (46,854)
                                                                 ---------------            -------------            ---------------

NET CASH USED IN INVESTING ACTIVITIES                                   (63,369)                (112,424)                  (389,492)
                                                                 ---------------            -------------            ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:

         Decrease  in cash deficit                                            -                     (981)                         -
         Proceeds from  notes and loans                                 480,325                  516,554                    375,000
         Sales of common stock                                        1,332,848                1,626,518                  3,892,248
                                                                 ---------------            -------------            ---------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                             1,813,173                2,142,091                  4,267,248
                                                                 ---------------            -------------            ---------------

NET INCREASE (DECREASE) IN CASH                                         (24,835)                  30,837                      6,002


CASH AT BEGINNING OF PERIOD                                              30,837                        -                          -
                                                                ---------------            -------------            ----------------

CASH AT END OF PERIOD                                           $         6,002            $      30,837            $         6,002
                                                                ===============            =============            ================

SUPPLEMENTAL CASH FLOW INFORMATION:
         Cash paid during the period for:

               Interest                                         $            -             $           -            $             -
                                                                ===============            =============            ================
               Income taxes                                     $            -             $           -            $             -
                                                                ===============            =============            ================
         Non-cash financing and investing activities:
            Issuance of stock for:

            Conversion of debt to equity                        $     1,485,554            $           -            $     1,485,554
                                                                ===============            =============            ================
            Acquisition of IC One, Inc.                         $       404,971            $           -            $       404,971
                                                                ===============            =============            ================
            Common stock dividend                               $     1,340,830            $           -            $     1,340,830
                                                                ===============            =============            ================
    Investment in real estate partnership                       $       400,000            $           -            $       400,000
                                                                ===============            =============            ================


                 See notes to consolidated financial statements.

                  SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC.
                               D/B/A IC ONE, INC.
                        (A Development Stage Enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1999

1.        THE COMPANY

          Schimatic Cash Transactions Network.com, Inc. (the "Company") is in the business of research, development and integration of proprietary smart card and Internet technologies to implement loyalty and incentive purchase programs. The Company also uses its technology in value-added smart card and e-commerce applications to retail and other consumer marketing clients.

          The Company was incorporated in Florida as Apple Tree Capital Corp. in October 1996 and remained inactive until it merged in November 1998 with Schimatic Technologies, Inc. and concurrently changed its name to Schimatic Cash Transactions Network.com, Inc.

          In November 1998, the Company issued 2,229,822 shares for all of the shares of R&D Technology, Inc., a privately held company providing internet-based marketing solutions.

          In September 1999, the Company acquired all of the outstanding shares of IC One Inc. ("IC One") in exchange for 42,400,000 shares of its common stock. The transaction was deemed a reverse acquisition and accordingly, the historical financial statements prior to October 1999 are those of IC One.

2.        GOING CONCERN

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred losses of $9,793,000 since inception. Additionally, the Company had a working capital and a total capital deficiency of $2,854,000 and $2,236,000 at December 31, 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters include restructuring its existing debt, raising additional capital through future issuances of stock and or debentures and ultimately developing a viable business. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

3.        SIGNIFICANT ACCOUNTING POLICIES

          PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

          SOFTWARE DEVELOPMENT COSTS - In accordance with SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", software development costs are expensed as incurred until technology feasibility has been established. The Company defines the establishment of technological feasibility as the completion of all planning, designing, coding and testing activities that are necessary to establish products that meet design specifications including functions, features and technical performance requirements. As of December 31, 1999, the Company had not established technological feasibility.

          PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of three to seven years. Depreciation and amortization expense related to property and equipment was $82,463 and $74,527 in 1999 and 1998, respectively.

          INTANGIBLE ASSETS - Patents and trademarks are amortized ratably over fourteen years.

          STOCK-BASED COMPENSATION - The company accounts for stock-based compensation transactions in accordance with APB No. 25, "Accounting for Stock Issued to Employees". In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", the Company adopted the pro forma disclosure requirements of SFAS 123.

          INCOME TAXES - The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

          LOSS PER COMMON SHARE - Net loss per common share is based on the weighted average number of shares outstanding. Potential common shares includable in the computation of fully diluted per share results are not presented in the financial statements as their effect would be anti-dilutive.

          USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company considers its financial instruments, which are carried at cost, to approximate fair value due to their near-term maturities.

          IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1999, the Company believes that there has been no impairment of its long-lived assets.

          NOTES PAYABLE

          At December 31, 1999, notes payable were as follows:

          Note payable - Canopy Group, Inc., interest
          payable  at 8% per annum; the note is secured
          by certain assets of the Company and is payable
          on demand                                                   $250,000
                                                                       125,000
          Notes payable - other, unsecured and payable                ----------
          on demand with interest at 10 percent per annum.            $375,000
                                                                      ==========


5.        LOANS PAYABLE -OFFICER

          The loans are primarily non-interest bearing advances on behalf of the Company, unsecured and payable on demand.

6.        LEASE COMMITMENTS

          The  Company   occupies   office   space   requiring   lease  payments
          approximating $105,000 per annum through September 2002.

7.        INCOME TAXES

          At December 31, 1999, the Company had net operating loss carryovers of approximately $5,250,000 available as offsets against future taxable income, if any, which expire at various dates through 2019.The Company has a deferred tax asset arising from such net operating loss deductions and has recorded a valuation allowance for the full amount of such deferred tax asset.

          A significant portion of these carry forwards may be subject to limitations on annual utilization due to "equity structure shifts" or "owner shifts" involving "5 percent stockholders" (as defined in the Internal Revenue Code), which resulted in more than a 50% change in ownership.

          The difference between the recorded income tax benefits and the computed tax benefits using a 40 percent effective rate are as follows:

                                                         Year Ended December 31,
                                                       -----------    ----------
                                                          1999            1998
                                                       -----------    ----------

          Computed expected income tax benefit         $ 2,200,000  $ 1,225,000
          Non-deductible items                            (751,000)      (3,000)

          Benefits not recorded                         (1,449,000)  (1,222,000)
                                                       -----------    ----------
                                                              -            -
                                                       ===========    ==========


8.        STOCK OPTION PLAN

          On December 8, 1999, the Company adopted the 1999 Employee Stock Option Plan, (the "Plan"). The Plan is administered by a committee (the "Committee") as selected by the board. Under the Plan, the Committee may grant stock options, which may be incentive stock options ("ISO's") as defined in the Internal Revenue Code, stock awards or options which do not qualify as ISO's to employees and officers. All employees of the Company are eligible to participate in the Plan. A maximum of 1,250,000 shares, subject to adjustment for certain events of dilution, are available for grant under the Plan. During 1999, the Company did not grant any shares under the Plan.

          Pursuant to an agreement with R&D Technology, Inc. prior to the IC One merger, the Company's chairman and chief executive officer, was issued options for 6,778,000 post merger shares of the Company's common stock. The original agreement, dated November 1, 1998 was ratified by the Board of the Company on November 11, 1999. The options are exercisable at $0.15 per share through November 30, 2002.

9.        ACQUISITION OF IC ONE, INC.

          In September 1999, the Company acquired all of the outstanding shares of IC One, Inc. in exchange for 42,400,000 shares of its common stock. For accounting purposes, the acquisition was treated as a recapitalization of IC One with IC One as the acquirer (reverse acquisition). The historical financial statements prior to October 1999 are those of IC One.

          The Company issued 5,700,000 restricted shares in 1999 to certain unrelated persons for consulting services in connection with the acquisition. Such amount was included in additional paid-in capital in the financial statements.

10.       OUTSIDE RESEARCH AND DEVELOPMENT SERVICES

          The Company retained IBM in 1997 to perform certain research and development services relating to the Company's database technology. As of December 31, 1999, cumulative costs incurred for such services approximated $2,000,000, of which $1,400,000 remains unpaid. During 1999, the Company issued 700,000 shares of stock in addition to cash of $125,000 as partial payments for such services. The market value of such shares exceeded the liquidated portion of the payable by $ 1,533,333 and was included in the results of operations in 1999. Additionally, the Company placed 1,400,000 shares in escrow to secure the remaining unpaid debt.

11.       INVESTMENT IN REAL ESTATE JOINT VENTURE

          On December 30, 1999, the Company issued 420,000 restricted shares for a thirty-four percent interest in a real estate joint venture, which acquired land and a three-story office building in Salt Lake City, Utah at a cost of $896,291. The consideration paid by the joint venture consisted of: cash - $261,291; notes - $500,000 and 270,000 shares of the Company's restricted stock valued at $135,000. The note calls for monthly payments of $3,845 for which the Company is jointly and severally obligated.

          The Company has agreed to purchase the sixty-four percent interest of its partner in January 2001 for $322,000. Such amount will be satisfied by the partner's retention of 150,000 shares issued to the joint venture at December 31, 1999. In the event that the shares have a market value less than $322,000 at that date, the Company will be obligated to make a cash payment for the difference between the market value of such shares and $322,000. Any amount of value above $322,000 remains with the partner as additional compensation.

12.       EXTRAORDINARY ITEM

          In November 1999, the Company issued 175,000 shares of common stock with a market value of $450,000 to repay a loan of $150,000 received from a shareholder. The excess of market value over the debt was included in the financial statements as an extraordinary item.

                                    PART III

--------------------------------------------------------------------------------
          ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

--------------------------------------------------------------------------------

         The  following  exhibits  are  included  as part  of this  Registration
Statement:

EXHIBIT NO.                DESCRIPTION


2.1         Articles of Incorporation, Apple Tree Capital Corp, dated
            Oct 4, 1996


2.2 Articles of Amendment - Name change from Schimatic Technologies, Inc. to Schimatic Cash Transactions Network.com, Inc. dated

            January 15, 1999


2.3         Bylaws of Schimatic Cash Transactions Network.com, Inc. dated
            January 15, 1999


3.1         Form of Common Stock Certificate


6.1 Marketing Agreement between IC One, Inc. and Global Capital Limited, LLC dated August 6, 1999


6.2         Letter Agreement between IC One, Inc. and IBM dated August 4, 1999

6.3         Marketing Agreement between IC One, Inc. and  eExpo, Inc. dated
            June 22,1999


6.4 Building Purchase and Sale agreement between SCTN and LK Fox Charitable Remainder Unitrust and JK Family Partnership dated December 29, 1999


27          Financial Data Schedule

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. (Registrant)
                                   By: /s/ David J. Simon
                                   -------------------------------
                                   David J. Simon, President/CEO

Date: April 13, 2000

                                       22